Exhibit 99.1

Globavend Holdings Limited Announces 1-for-200 Reverse Stock Split

PERTH, AUSTRALIA, July 17, 2025 (GLOBE NEWSWIRE) -- Globavend Holdings Limited (“Globavend” or the “Company”) (NASDAQ: GVH), an emerging e-commerce logistics provider, today announced that it intends to effect a 1-for-200 reverse stock split of the Company’s ordinary shares (the “Reverse Stock Split”). The Company anticipates that the ordinary shares will begin trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis upon the opening of the market on July 21, 2025 (the “Effective Date”).

A majority of the shareholders of the Company approved the reverse stock split at an extraordinary general meeting of shareholders held on April 28, 2025, with the Board of Directors subsequently approving the 1-for-200 ratio.

On the Effective Date, the Reverse Stock Split will reduce the number of outstanding shares of the Company from approximately 253 million to approximately 1.27 million, notwithstanding the reconciliation of fractional shares, and will affect all outstanding ordinary shares. Every two hundred outstanding ordinary shares will be converted into one new ordinary share.

The Reverse Stock Split will not modify any rights or preferences of the Company’s shares. Any fractional share in the total number of issued post-Reverse Stock Split ordinary shares that would have resulted from the Reverse Stock Split will be rounded up to the nearest whole number by issue of such fractional post-Reverse Stock Split ordinary share as necessary to Cede & Co at par value. The par value of the ordinary shares will be proportionally increased from $0.001 to $0.20.

VStock Transfer, LLC, the Company’s transfer agent, will act as the exchange agent for the Reverse Stock Split. Shareholders of record will receive information from VStock Transfer, LLC regarding the transition. Shareholders who hold shares in book-entry form or through a broker or other nominee will have their positions adjusted automatically to reflect the Reverse Stock Split and will not need to take any action. VStock Transfer, LLC can be reached at 212-828-8436 to address questions regarding the exchange process.

About Globavend Holdings Limited

Globavend Holdings Limited, an emerging e-commerce logistics provider, offers end-to-end logistics solutions in Hong Kong, Australia, and New Zealand. The Company primarily serves enterprise customers, including e-commerce merchants and operators of e-commerce platforms, facilitating business-to-consumer (B2C) transactions. As an e-commerce logistics provider, Globavend delivers integrated cross-border logistics services from Hong Kong to Australia and New Zealand. It provides customers with a comprehensive solution, encompassing pre-carriage parcel drop-off, parcel consolidation, air-freight forwarding, customs clearance, on-carriage parcel transportation, and final delivery.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements regarding the effective date of the Reverse Stock Split and the date that trading of our ordinary shares will begin on a split-adjusted basis. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties related to global economic or market conditions, changes in our operating plans or funding requirements, the timing of the Reverse Stock Split and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended September 30, 2024, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Company Info:

Globavend Holdings Limited

Wai Yiu Yau, Chairman and CEO

project@globavend.com 61 8 6141 3263